UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:_____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMPING WORLD HOLDINGS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

250 Parkway Drive, Suite 270

Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Camping World Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. During its year-end 2018 financial statement review process, the Company identified the necessity to adjust the manner in which reserves related to the cancelation provisions of certain finance and insurance related offerings are calculated.  The Company is evaluating the materiality of this adjustment both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108 and expects the determination of the effect of the adjustments to the previously issued financial statements as of and for the years ended December 31, 2017 and 2016 to be immaterial, and the Company expects to make immaterial adjustments to the previous period financial statements in its Form 10-K to reflect the correction of these calculations.  Given the significant additional time required to fully complete the Company’s assessment of the matter, the Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense.

In addition, the Company expects to disclose in its Form 10-K that, as part of its evaluation of its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, the Company identified a material weakness in its internal controls that existed as of December 31, 2018, specifically related to the sufficiency of available technical resources at the Company.

The Company plans to release fourth quarter and full year 2018 earnings results and file its Form 10-K promptly within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.  The Company will make a further announcement in a subsequent press release to schedule the date and time of the earnings conference call.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected material weakness in internal control over financial reporting, the impact of the material weakness on our previously issued consolidated financial statements, any determination regarding the materiality of certain adjustments to the Company’s financial statements, and the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: that the Company is not able to complete its Form 10-K in the time period that it currently expects, the risk that certain adjustments to the Company’s financial statements are deemed material,  and the risk that the Company makes additional adjustments to its consolidated financial statements or discovers additional material weaknesses. These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, and our other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Melvin L. Flanigan	(805) 667-4248
(Name)	(Area Code and Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company’s results of operations in 2018, including for the full fiscal year, have been negatively impacted by a decline in recreational vehicle industry sales, resulting in excess industry channel inventory and compressed margins, costs associated with our new store expansion, including the Gander Outdoors locations,  and a decline in same store sales, which will result in a significant decline in operating income, net income and earnings per share of Class A common stock in 2018 compared to the prior fiscal year.    For additional information, see also the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.  As a result of the issues noted above in Part III and because the Company’s procedures are not yet complete, a reasonable estimate of the results for the full fiscal year cannot be made at this time.

CAMPING WORLD HOLDINGS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2019	By:	/s/ Melvin L. Flanigan
Melvin L. Flanigan
Chief Financial Officer and Secretary